SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 29, 2024

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Fourth Quarter Results 2023”, dated January 29, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 29th day of January 2024.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q4 2023

Philips delivers strong full-year results; agrees with FDA on terms of consent decree focused on Philips Respironics in the US

Amsterdam, January 29, 2024

  Delivers strong sales growth, improved profitability, and strong cash flow in 2023 through solid execution of first year of 2023-2025 plan
  Agrees with FDA on terms of consent decree focused on Philips Respironics in the US, providing clarity and a roadmap to demonstrate compliance and to restore the business
  Reiterates confidence in delivering the 2023-2025 plan; further performance improvement in 2024

FY and Q4 Group performance highlights

  Group sales amounted to EUR 18.2 billion in 2023; EUR 5.1 billion in Q4
  Comparable sales growth of 7% in 2023; 3% in Q4, excluding provisions charged to sales, mainly connected with the Respironics consent decree*
  Comparable order intake was -5% in 2023; -3% in Q4; absolute order book remains strong
  Income from operations was EUR -115 million in 2023; EUR 24 million in Q4, including charges of EUR 363 million connected with the Respironics consent decree
  Adjusted EBITA margin increased to 10.5% of sales in 2023; 12.5% in Q4, excluding provisions charged to sales, mainly connected with the Respironics consent decree*
  Free cash flow increased to EUR 1,582 million in 2023; increased to EUR 1,128 million in Q4
  Restructuring and productivity plan on track, with savings of EUR 956 million in 2023; EUR 271 million in Q4
  Proposed dividend maintained at EUR 0.85 per share, to be distributed in shares
  Philips expects to deliver 3-5% comparable sales growth and Adjusted EBITA margin of 11-11.5% in 2024

*See table below

Metrics affected by provisions charged to sales	FY 2023	Q4 2023
Sales - as reported in millions of EUR	18,169	5,062
Comparable sales growth - excluding provisions charged to sales1)	7%	3%
Comparable sales growth	6%	(1)%
Adjusted EBITA margin - excluding provisions charged to sales 1)	10.5%	12.5%
Adjusted EBITA margin	10.6%	12.9%
1) Excluding provisions charged to sales of EUR 174 million in Q4 2023 mainly in connection with the Respironics consent decree.

Roy Jakobs, CEO of Royal Philips:

“Our strong results in 2023 were driven by solid execution of the first year of our three-year plan to create value with sustainable impact. While there is more work to be done, the progress we achieved in a volatile world lays a solid foundation for sustained performance.

Patient safety and quality remain Philips’ highest priority across the company. Resolving the consequences of the Respironics recall for our patients and customers is a key focus area and I acknowledge and apologize for the distress and concern caused. We are fully committed to complying with the consent decree, which is an important step and provides a clear path forward.

We saw strong growth throughout the year based on the actions we have taken to improve supply chain reliability and simplify our organization. Our order book is strong, and we are focused on improving order intake. Our new operating model enabled more effective ways of working across the company, and drove significant productivity improvements.

We continue to partner with many healthcare systems around the world, supporting them to become more efficient, and addressing their resourcing and productivity challenges with our AI-powered innovations. This includes our newly launched next-generation ultrasound systems, and our unique mobile MRI system with helium-free operations.

We are confident in our plan to help consumers lead healthy lives and healthcare providers deliver efficient, high-quality care to patients in a sustainable way. Based on our ongoing actions to enhance execution, we expect further performance improvement in 2024.”

Philips Respironics consent decree

  Philips agrees on the terms of a consent decree with the US Department of Justice (DOJ), representing the US Food and Drug Administration (FDA). The consent decree primarily focuses on Philips Respironics’ business operations in the US.
  The consent decree is being finalized and will be submitted to the relevant US court for approval. The decree will provide Philips Respironics with a roadmap of defined actions, milestones, and deliverables to demonstrate compliance with regulatory requirements and to restore the business.
  In the US, Philips Respironics will continue to service sleep and respiratory care devices already with healthcare providers and patients, and supply accessories (including patient interfaces), consumables (including patient circuits), and replacement parts (including repair kits). Until the relevant requirements of the consent decree are met, Philips Respironics will not sell new CPAP or BiPAP sleep therapy devices or other respiratory care devices in the US.
  Outside the US, Philips Respironics will continue to provide new sleep and respiratory care devices, accessories (including patient interfaces), consumables (including patient circuits), replacement parts (including repair kits) and services, subject to certain requirements.
  As a consequence of addressing this consent decree, which is a multi-year plan, Philips recorded a provision of EUR 363 million in Q4 2023 that relates to remediation activities, inventory write-downs and onerous contract provisions. In 2024, Philips expects around 100 basis points of costs that relate to remediation activities and disgorgement payments for Philips Respironics sales in the US.
  Further details will become available once the consent decree has been finalized and submitted to the relevant US court for approval.

Outlook

Philips reiterates confidence in delivering the plan for 2023-2025, acknowledging that uncertainties remain. For full-year 2024, Philips expects to deliver 3-5% comparable sales growth and an Adjusted EBITA margin of 11-11.5%. The free cash flow from Philips' businesses is expected to amount to EUR 0.8-1 billion. This only excludes the remaining cash-out related to the previously announced resolution of the economic loss class action in the US.

The previously stated 2023-2025 Group financial outlook of mid-single-digit comparable sales growth, low-teens Adjusted EBITA margin, and EUR 1.4-1.6 billion free cash flow now takes the consent decree into account and remains unchanged. It excludes the investigation by the US DOJ related to the Respironics field action and the impact of the ongoing litigation.

Segment performance

Diagnosis & Treatment comparable sales increased by 11% in 2023, with double-digit growth in Image Guided Therapy and Precision Diagnosis. The Adjusted EBITA margin improved to 11.6%, compared to 9.5% in 2022, driven by increased sales and pricing & productivity measures, partly offset by cost inflation. In Q4, Diagnosis & Treatment segment comparable sales increased 5%, with high-single-digit growth in Image Guided Therapy. The Adjusted EBITA margin was 10.4%, compared to 12.2% in Q4 2022, due to an unfavorable mix and phasing of production and costs.

Connected Care comparable sales increased by 5%*) in 2023, driven by double-digit growth in Monitoring. The Adjusted EBITA margin increased to 6.9%*), compared to 2.1% in 2022, driven by increased sales and productivity measures, partly offset by cost inflation. In Q4, comparable sales were flat*), with high-single-digit growth in Enterprise Informatics. The Adjusted EBITA margin was 13.3%*), compared to 11.6% in 2022, mainly driven by pricing & productivity measures, partly offset by cost inflation.

Personal Health comparable sales growth was 3% in 2023, strongly driven by Personal Care. The Adjusted EBITA margin improved to 16.6%, compared to 14.8% in 2022, as a result of increased sales and pricing & productivity measures. In Q4, comparable sales increased by 7%, mainly driven by Personal Care. The Adjusted EBITA margin increased to 19.9%, compared to 17.0% in Q4 2022, mainly driven by increased sales and pricing & productivity measures.

Productivity

Supported by significant change management efforts, to date Philips has reduced the workforce by around 8,000 roles, out of 10,000 roles in total planned by 2025. For the full year, total savings amounted to EUR 956 million. In Q4, operating model productivity savings amounted to EUR 149 million. Procurement savings amounted to EUR 64 million, and other productivity programs delivered savings of EUR 58 million, resulting in total savings of EUR 271 million.

Customer, innovation and ESG highlights

  In 2023, Philips’ products and solutions improved the lives of 1.9 billion people, including 222 million people in underserved communities. In addition, Philips was again recognized with a prestigious ‘A’ score for its climate action leadership by global environmental non-profit CDP (formerly Carbon Disclosure Project).
  Philips was recognized as one of the top health technology companies for its sustainability performance in the global 2023 Dow Jones Sustainability Indices (DJSI) list.
  As part of its program to expand access to maternal health, Philips is developing an AI-powered ultrasound solution that aims to address the shortage of healthcare workers by putting a diagnostic tool previously reserved for expert technicians in the hands of midwives. The program received total funding of USD 60 million from the Bill & Melinda Gates Foundation.
  Philips’ 8-year, USD 115 million partnership with NYU Langone Health in the US is aimed at advancing patient safety, quality and outcomes through innovation. Philips will provide AI-enabled solutions, including its latest hospital patient monitoring, diagnostic imaging, digital pathology and enterprise informatics solutions.
  Philips and Norwegian Vestre Viken Health Trust deployed AI-enabled clinical care providing access to an AI-based bone fracture radiology application that will help radiologists serve the needs of around half a million people across 22 Norwegian municipalities.
  Philips introduced Philips HealthSuite Imaging, a cloud-based next generation of Philips Vue PACS that offers AI-enabled workflow orchestration, high-speed remote access for diagnostic reading, and integrated reporting to enable healthcare facilities across the world to improve operational efficiency and enhance patient care.
  Philips launched the premium S9000 shavers with close-shave blade technology. These shavers are available in the US, Western Europe, and China, where they have earned the JD S+ Brand award.

Capital allocation

Philips intends to submit to the 2024 Annual General Meeting of Shareholders a proposal to declare a dividend of EUR 0.85 per common share and to distribute such dividend in shares.

In the fourth quarter, Philips completed the cancellation of 15,134,054 of its shares, resulting in 906,403,156 outstanding shares as of December 31, 2023. The cancelled shares were acquired as part of the EUR 1.5 billion share repurchase program for capital reduction purposes that was announced on July 26, 2021. Philips will complete the share repurchase program in April 2024, which is expected to result in a further cancellation of 4.4 million shares in Q2 2024.

Conference call and audio webcast

Roy Jakobs, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the full year 2023 results. A live webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Excluding provisions charged to sales of EUR 174 million in Q4 2023 mainly in connection with the Respironics consent decree.

Fourth-quarter highlights

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q4 2022	Q4 2023
Sales	5,422	5,062
Nominal sales growth	10%	(7)%
Comparable sales growth1)2)	3%	(1)%
Comparable order intake3)	(8)%	(3)%
Income from operations	171	24
as a % of sales	3.2%	0.5%
Financial expenses, net	(78)	(92)
Investments in associates, net of income taxes	(86)	(26)
Income tax (expense) benefit	(120)	132
Income from continuing operations	(113)	38
Discontinued operations, net of income taxes	8	-
Net income	(105)	38
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders4) (in EUR) - diluted	(0.12)	0.04
Adjusted income from continuing operations attributable to shareholders4) (in EUR) - diluted1)	0.39	0.41
Net income attributable to shareholders4) (in EUR) - diluted	(0.11)	0.04
EBITA1)	301	106
as a % of sales	5.6%	2.1%
Adjusted EBITA1)	651	653
as a % of sales2)	12.0%	12.9%
Adjusted EBITDA1)	891	896
as a % of sales	16.4%	17.7%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Excluding provisions charged to sales of EUR 174 million in Q4 2023 mainly in connection with the Respironics consent decree, comparable sales growth was 3% and Adjusted EBITA as a % of sales was 12.5%. The provisions charged to sales similarly affect other metrics as a percentage of sales in the above table. 3) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022. 4) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.
  Comparable sales declined by 1%. Excluding provisions charged to sales of EUR 174 million, mainly in connection with the Respironics consent decree, the increase was 3%. This growth was driven by high-single-digit growth in the Personal Health segment and mid-single-digit growth in the Diagnosis & Treatment segment.
  Adjusted EBITA increased to EUR 653 million and the margin improved to 12.9%. Excluding provisions charged to sales of EUR 174 million, mainly in connection with the Respironics consent decree, Adjusted EBITA amounted to 12.5%, compared to 12.0% in Q4 2022, mainly driven by pricing & productivity measures, partly offset by cost inflation.
  Restructuring, acquisition-related and other charges were EUR 547 million, compared to EUR 350 million in Q4 2022. Q4 2023 includes charges of EUR 363 million in connection with the Respironics consent decree and EUR 52 million Respironics field-action running remediation costs. In addition, it includes charges in relation to quality remediation actions of EUR 100 million.
  Financial income and expenses resulted in a net expense of EUR 92 million, compared to EUR 78 million in Q4 2022, mainly from net foreign exchange results including Argentina.
  Investments in associates includes impairments and share of results of associates. Q4 2022 mainly included an impairment of EUR 66 million.
  Income tax expense decreased by EUR 252 million year-on-year,  mainly due to lower income before tax, one-off recognition of tax credits and higher tax incentives in 2023.
  Net income increased compared to Q4 2022, mainly driven by lower tax charges.

Sales per geographic area1)

in millions of EUR unless otherwise stated

			% change
	Q4 2022	Q4 2023	nominal	comparable2)
Western Europe	1,144	1,163	2%	3%
North America	2,283	2,004	(12)%	(6)%
Other mature geographies	471	408	(13)%	(5)%
Total mature geographies	3,898	3,575	(8)%	(4)%
Growth geographies	1,524	1,486	(2)%	7%
Philips Group3)	5,422	5,062	(7)%	(1)%
1) Sales per geographic area is reported based on country of destination 2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 3) Excluding provisions charged to sales of EUR 174 million in Q4 2023 mainly in connection with the Respironics consent decree, comparable sales growth was 3%.

Amounts may not add up due to rounding

  Comparable sales in mature geographies decreased by 4%. Excluding provisions charged to sales of EUR 174 million, mainly in connection with the Respironics consent decree, mature geographies increased by 1%. In growth geographies, sales increased by 7% on a comparable basis, mainly driven by double-digit growth in Middle East & Turkey, Central & Eastern Europe and Latin America, partly offset by Russia & Central Asia.

Cash and cash equivalents balance

in millions of EUR

	Q4 2022	Q4 2023
Beginning cash balance	776	1,155
Free cash flow1)	303	1,128
Net cash flows from operating activities	540	1,310
Net capital expenditures	(237)	(182)
Other cash flows from investing activities	25	64
Treasury shares transactions	(140)	(408)
Changes in debt	240	(57)
Other cash flow items	(60)	(32)
Net cash flows from discontinued operations	28	20
Ending cash balance	1,172	1,869
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities increased significantly, mainly driven by improved working capital management. Net cash flows included a cash-out related to the previously announced resolution of the economic loss class action in the US.
  Treasury shares transactions includes share repurchases as part of the EUR 1.5 billion share repurchase program for capital reduction purposes that was announced on July 26, 2021, and share repurchases for Long-Term incentive plans, as well as related withholding tax.
  Changes in debt in Q4 2022 included the draw-down of EUR 500 million under the EUR 1 billion credit facility that was announced in October 2022, partly offset by a commercial paper repayment of EUR 200 million.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	September 30, 2023	December 31, 2023
Long-term debt	7,273	7,035
Short-term debt	888	654
Total debt	8,162	7,689
Cash and cash equivalents	1,155	1,869
Net debt	7,007	5,820
Shareholders' equity	12,675	12,028
Non-controlling interests	37	33
Group equity	12,712	12,061
Net debt : group equity ratio1)	36:64	33:67
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Performance per segment

Diagnosis & Treatment

Key data

in millions of EUR unless otherwise stated

	Q4 2022	Q4 2023
Sales	2,550	2,497
Sales growth
Nominal sales growth	13%	(2)%
Comparable sales growth1)	6%	5%
Income from operations	186	132
as a % of sales	7.3%	5.3%
EBITA1)	232	163
as a % of sales	9.1%	6.5%
Adjusted EBITA1)	311	259
as a % of sales	12.2%	10.4%
Adjusted EBITDA1)	373	309
as a % of sales	14.6%	12.4%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales increased by 5%, with high-single-digit growth in Image Guided Therapy.
  Comparable sales in growth geographies showed mid-single-digit growth, mainly driven by double-digit growth in Middle East & Turkey, Central & Eastern Europe and Latin America, and low-single-digit growth in China, partly offset by Russia & Central Asia. Mature geographies recorded mid-single-digit growth, driven by all regions.
  Adjusted EBITA was EUR 259 million and the margin amounted to 10.4%, compared to 12.2% in Q4 2022, mainly due to an unfavorable mix and phasing of production and costs.
  Restructuring, acquisition-related and other charges amounted to EUR 96 million, compared to EUR 78 million in Q4 2022. Q4 2023 includes EUR 81 million charges in relation to quality remediation actions. In Q1 2024, restructuring, acquisition-related and other charges are expected to total approximately EUR 15 million.

Connected Care

Key data

in millions of EUR unless otherwise stated

	Q4 2022	Q4 2023
Sales	1,622	1,353
Sales growth
Nominal sales growth	13%	(17)%
Comparable sales growth1)2)	4%	(11)%
Income from operations	(97)	(332)
as a % of sales	(6.0)%	(24.5)%
EBITA1)	(19)	(287)
as a % of sales	(1.2)%	(21.2)%
Adjusted EBITA1)	188	203
as a % of sales2)	11.6%	15.0%
Adjusted EBITDA1)	245	275
as a % of sales	15.1%	20.3%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Excluding provisions charged to sales of EUR 174 million in Q4 2023 mainly in connection with the Respironics consent decree, comparable sales growth was 0% and Adjusted EBITA as a % of sales was 13.3%. The provisions charged to sales similarly affect other metrics as a percentage of sales in the above table.
  Comparable sales decreased by 11%. Excluding provisions charged to sales of EUR 174 million, mainly in connection with the Respironics consent decree, growth was flat, with high-single-digit growth in Enterprise Informatics.
  Comparable sales in mature geographies showed a double-digit decline, caused by a double-digit decline in North America due to the provisions charged to sales of EUR 174 million, mainly in connection with the Respironics consent decree. Growth geographies showed a mid-single-digit decline, mainly due to a double-digit decline in China, partly offset by double-digit growth in Latin America.
  Adjusted EBITA increased to EUR 203 million and the margin improved to 15.0%. Excluding provisions charged to sales of EUR 174 million, mainly in connection with the Respironics consent decree, Adjusted EBITA amounted to 13.3%, compared to 11.6% in Q4 2022, mainly driven by pricing & productivity measures, partly offset by cost inflation.
  Restructuring, acquisition-related and other charges were EUR 490 million, compared to EUR 207 million in Q4 2022. Q4 2023 includes charges of EUR 363 million in connection with the Respironics consent decree and EUR 52 million Respironics field-action running remediation costs. In addition, it includes EUR 31 million provision for a legal matter and EUR 19 million for quality remediation actions. In Q1 2024, restructuring, acquisition-related and other charges are expected to total approximately EUR 100 million. This includes the costs in relation to the Respironics consent decree.

Personal Health

Key data

in millions of EUR unless otherwise stated

	Q4 2022	Q4 2023
Sales	1,056	1,069
Sales growth
Nominal sales growth	0%	1%
Comparable sales growth1)	(4)%	7%
Income from operations	173	208
as a % of sales	16.4%	19.5%
EBITA1)	177	211
as a % of sales	16.8%	19.7%
Adjusted EBITA1)	180	213
as a % of sales	17.0%	19.9%
Adjusted EBITDA1)	208	243
as a % of sales	19.7%	22.7%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales increased by 7%, mainly driven by Personal Care.
  Comparable sales in growth geographies showed double-digit growth, mainly driven by Middle East & Turkey and China. Mature geographies recorded low-single-digit growth, mainly driven by Western Europe.
  Adjusted EBITA increased to EUR 213 million and the margin improved to 19.9%, compared to 17.0% in Q4 2022, mainly driven by increased sales and pricing & productivity measures.

Other

Key data

in millions of EUR

	Q4 2022	Q4 2023
Sales	194	143
Income from operations	(91)	16
EBITA1)	(88)	18
Adjusted EBITA1) of:	(28)	(23)
IP Royalties	109	67
Innovation	(53)	(32)
Central costs	(73)	(69)
Other	(11)	11
Adjusted EBITDA1)	64	69
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales decreased by EUR 51 million, mainly due to the phasing of royalty income within the year.
  Adjusted EBITA increased by EUR 5 million, mainly driven by cost savings, partly offset by lower royalty income.
  Restructuring, acquisition-related and other charges amounted to a gain of EUR 40 million, compared to EUR 61 million cost in Q4 2022. Q4 2023 includes a gain of EUR 35 million due to a divestment. In Q1 2024, restructuring, acquisition-related and other charges are expected to total approximately EUR 5 million.

Proposed dividend distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 7, 2024, to declare a distribution of EUR 0.85 per common share, in common shares, against retained earnings.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 9, 2024, at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and Euronext Amsterdam, the dividend record date will be May 10, 2024.

The number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares of Koninklijke Philips N.V. at Euronext Amsterdam on May 9, 10 and 13, 2024. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to EUR 0.85. The ratio and the number of shares to be issued will be announced on May 15, 2024. Distribution of the dividend (up to EUR 770 million), with delivery of new common shares and settlement of any fractions in cash, will take place from May 16, 2024.

Further details will be given in the agenda with explanatory notes for the 2024 Annual General Meeting of Shareholders. All information included here remains provisional until then.

Full-year highlights

Philips performance

Key data

in millions of EUR unless otherwise stated

	January to December
	2022	2023
Sales	17,827	18,169
Nominal sales growth	4%	2%
Comparable sales growth1)2)	(3)%	6%
Comparable order intake3)	(3)%	(5)%
Income from operations	(1,529)	(115)
as a % of sales	(8.6)%	(0.6)%
Financial expenses, net	(200)	(314)
Investments in associates, net of income taxes	(2)	(98)
Income tax (expense) benefit	113	73
Income from continuing operations	(1,618)	(454)
Discontinued operations, net of income taxes	13	(10)
Net income	(1,605)	(463)
Earnings per common share (EPS)
Income from continuing operations to shareholders4) (in EUR) - diluted	(1.76)	(0.50)
Adjusted income from continuing operations attributable to shareholders4) (in EUR) - diluted1)	0.92	1.25
Net income attributable to shareholders4)per common share (in EUR) - diluted	(1.75)	(0.51)
EBITA1)	192	183
as a % of sales	1.1%	1.0%
Adjusted EBITA1)	1,318	1,921
as a % of sales2)	7.4%	10.6%
Adjusted EBITDA1)	2,305	2,845
as a % of sales	12.9%	15.7%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Excluding provisions charged to sales of EUR 174 million in Q4 2023 mainly in connection with the Respironics consent decree, comparable sales growth was 7% and Adjusted EBITA as a % of sales was 10.5%. The provisions charged to sales similarly affect other metrics as a percentage of sales in the above table. 3) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022. 4) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.
  Comparable sales increased by 6%. Excluding provisions charged to sales of EUR 174 million, mainly in connection with the Respironics consent decree, comparable sales growth was 7%. This was mainly driven by double-digit growth in the Diagnosis & Treatment segment and mid-single-digit growth in the Connected Care segment.
  Income from operations improved to a loss of EUR 115 million, including charges of EUR 575 million Respironics litigation provision, EUR 363 million in connection with the Respironics consent decree, and EUR 224 million Respironics field-action running remediation costs, from a loss of EUR 1,529 million in 2022, which included a charge of EUR 1.5 billion related to goodwill and R&D impairments.
  Adjusted EBITA increased to EUR 1,921 million and the margin improved to 10.6%. Excluding provisions charged to sales of EUR 174 million, mainly in connection with the Respironics consent decree, Adjusted EBITA amounted to 10.5%, compared to 7.4% in 2022, as a result of increased sales and pricing & productivity measures, partly offset by cost inflation.
  Restructuring, acquisition-related and other charges amounted to EUR 1,739 million, compared to EUR 1,127 million in 2022. 2023 includes charges of EUR 575 million Respironics litigation provision, EUR 363 million in connection with the Respironics consent decree, and EUR 224 million Respironics field-action running remediation costs. In addition, it includes EUR 285 million restructuring charges, mainly related to workforce reduction, and charges in relation to quality remediation actions of EUR 175 million.
  Financial income and expenses resulted in a net expense of EUR 314 million, compared to a net expense of EUR 200 million in 2022. 2023 includes higher interest expense, fair value losses on minority investments and net foreign exchange losses compared to 2022.
  Income tax expense increased by EUR 40 million year-on-year, mainly due to the tax effect on the economic loss class-action settlement provision relating to the Respironics recall, partly offset by one-off recognition of tax credits in 2023.
  Net income in 2023 improved, driven by higher earnings, offset by EUR 575 million Respironics litigation provision. Net income in 2022 included a charge of EUR 1.5 billion related to goodwill and R&D impairments.

Cash and cash equivalents balance

in millions of EUR

	January to December
	2022	2023
Beginning cash and cash equivalents balance	2,303	1,172
Free cash flow1)	(961)	1,582
Net cash flows from operating activities	(173)	2,136
Net capital expenditures	(788)	(554)
Other cash flows from investing activities	(698)	(82)
Treasury shares transactions	(174)	(662)
Changes in debt	1,092	(181)
Dividend paid to shareholders	(412)	(2)
Other cash flow items	34	(81)
Net cash flows discontinued operations	(12)	123
Ending cash and cash equivalents balance	1,172	1,869
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities increased, mainly as a result of higher earnings and improved working capital management. Net cash flows included a cash-out related to the previously announced resolution of the economic loss class action in the US.
  Net capital expenditures decreased, driven by lower investments in fixed assets and cash proceeds from the sale of real estate.
  Other cash flows from investing activities showed an outflow of EUR 82 million in 2023, compared to EUR 698 million in 2022, which included the acquisitions of Vesper Medical and Cardiologs.
  Treasury shares transactions mainly includes share repurchases for capital reduction and for Long-Term Incentive purposes, as well as related withholding tax.
  Changes in debt in 2022 mainly included new bonds issued of EUR 2 billion, partly offset by bond repayments of EUR 1.2 billion.
  The 2022 dividend was distributed in May 2023 fully in common shares.
  Net cash flows from discontinued operations in 2023 reflects a tax refund related to a previously divested business.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2022	December 31, 2023
Long-term debt	7,270	7,035
Short-term debt	931	654
Total debt	8,201	7,689
Cash and cash equivalents	1,172	1,869
Net debt	7,028	5,820
Shareholders' equity	13,249	12,028
Non-controlling interests	34	33
Group equity	13,283	12,061
Net debt : group equity ratio1)	35:65	33:67
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  The decrease in net debt to group equity is mainly due to net cash inflows, partly offset by currency translation reductions of equity.

Performance per segment

Diagnosis & Treatment

Key data

in millions of EUR unless otherwise stated

	January to December
	2022	2023
Sales	8,290	8,818
Sales growth
Nominal sales growth	6%	6%
Comparable sales growth1)	(1)%	11%
Income from operations	538	720
as a % of sales	6.5%	8.2%
EBITA1)	652	816
as a % of sales	7.9%	9.3%
Adjusted EBITA1)	788	1,026
as a % of sales	9.5%	11.6%
Adjusted EBITDA1)	1,008	1,239
as a % of sales	12.2%	14.1%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales increased by 11%, driven by double-digit growth in Image Guided Therapy and Precision Diagnosis.
  Comparable sales in mature and growth geographies showed double-digit growth, with strong contributions from North America, Western Europe and China.
  Adjusted EBITA increased to EUR 1,026 million and the margin improved to 11.6%, compared to 9.5% in 2022, driven by increased sales and pricing & productivity measures, partly offset by cost inflation.
  Restructuring, acquisition-related and other charges amounted to EUR 210 million, compared to EUR 136 million in 2022. 2023 includes EUR 81 million charges in relation to quality remediation actions and EUR 73 million restructuring charges, mainly related to workforce reduction.

Connected Care

Key data

in millions of EUR unless otherwise stated

	January to December
	2022	2023
Sales	5,268	5,138
Sales growth
Nominal sales growth	(2)%	(2)%
Comparable sales growth1)2)	(9)%	1%
Income from operations	(2,347)	(1,199)
as a % of sales	(44.6)%	(23.3)%
EBITA1)	(764)	(1,020)
as a % of sales	(14.5)%	(19.9)%
Adjusted EBITA1)	111	369
as a % of sales2)	2.1%	7.2%
Adjusted EBITDA1)	394	623
as a % of sales	7.5%	12.1%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Excluding provisions charged to sales of EUR 174 million in Q4 2023 mainly in connection with the Respironics consent decree, comparable sales growth was 5% and Adjusted EBITA as a % of sales was 6.9%. The provisions charged to sales similarly affect other metrics as a percentage of sales in the above table.
  Comparable sales increased by 1%. Excluding provisions charged to sales of EUR 174 million, mainly in connection with the Respironics consent decree, growth was 5%, driven by double-digit growth in Monitoring.
  Comparable sales in growth geographies showed high-single-digit growth, driven by double-digit growth in Latin America and high-single-digit growth in China. In mature geographies, growth was flat. Excluding provisions charged to sales of EUR 174 million, mainly in connection with the Respironics consent decree, mature geographies showed mid-single digit growth, mainly driven by mid-single-digit growth in North America and high-single-digit growth in other mature geographies.
  Income from operations improved to a loss of EUR 1,199 million, including charges of EUR 575 million Respironics litigation provision, EUR 363 million in connection with the Respironics consent decree, and EUR 224 million Respironics field-action running remediation costs, from a loss of EUR 2,347 million in 2022, which included a EUR 1.3 billion goodwill impairment in Sleep & Respiratory Care.
  Adjusted EBITA increased to EUR 369 million and the margin improved to 7.2%. Excluding provisions charged to sales of EUR 174 million, mainly in connection with the Respironics consent decree, Adjusted EBITA margin amounted to 6.9%, compared to 2.1% in 2022, driven by increased sales and productivity measures, partly offset by cost inflation.
  Restructuring, acquisition-related and other charges were EUR 1,390 million, compared to EUR 875 million in 2022. 2023 includes charges of EUR 575 million Respironics litigation provision, EUR 363 million in connection with the Respironics consent decree, and EUR 224 million Respironics field-action running remediation costs. In addition, it includes EUR 64 million restructuring charges, mainly related to workforce reduction, and charges in relation to quality remediation actions of EUR 94 million.

Personal Health

Key data

in millions of EUR unless otherwise stated

	January to December
	2022	2023
Sales	3,626	3,602
Sales growth
Nominal sales growth	6%	(1)%
Comparable sales growth1)	0%	3%
Income from operations	515	552
as a % of sales	14.2%	15.3%
EBITA1)	531	567
as a % of sales	14.6%	15.7%
Adjusted EBITA1)	538	597
as a % of sales	14.8%	16.6%
Adjusted EBITDA1)	652	698
as a % of sales	18.0%	19.4%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales increased by 3%, strongly driven by Personal Care.
  Comparable sales in mature geographies showed low-single-digit growth, driven by mid-single-digit growth in Western Europe, partly offset by a decline in North America. Growth geographies recorded mid-single-digit growth, driven by double-digit growth in Middle East & Turkey and high-single-digit growth in China, partly offset by a decline in Russia & Central Asia.
  Adjusted EBITA increased to EUR 597 million and the margin improved to 16.6%, compared to 14.8% in 2022, as a result of increased sales and pricing & productivity measures.
  Restructuring, acquisition-related and other charges amounted to EUR 31 million, compared to EUR 7 million in 2022. 2023 includes a EUR 23 million investment re-measurement loss and restructuring charges of EUR 9 million, mainly related to workforce reduction.

Other

Key data

in millions of EUR

	January to December
	2022	2023
Sales	643	612
Income from operations	(235)	(188)
EBITA1)	(227)	(179)
Adjusted EBITA1) of:	(119)	(71)
IP Royalties	322	309
Innovation	(165)	(142)
Central costs	(258)	(240)
Other	(18)	1
Adjusted EBITDA1)	250	284
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales decreased by EUR 31 million, mainly due to lower royalties.
  Adjusted EBITA increased by EUR 48 million, mainly due to cost savings, partly offset by lower royalty income.
  Restructuring, acquisition-related and other charges amounted to EUR 108 million, in line with 2022. 2023 includes EUR 139 million restructuring charges, mainly related to workforce reduction, and a gain of EUR 35 million due to a divestment.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA *), future restructuring and acquisition related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: Philips’ ability to gain leadership in health informatics in response to developments in the health technology industry; Philips’ ability to transform its business model to health technology solutions and services; macroeconomic and geopolitical changes; integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; Philips’ ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breaches of cybersecurity; challenges in connection with Philips’ strategy to improve execution and other business performance initiatives; the resilience of our supply chain; attracting and retaining personnel; challenges to drive operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations including privacy and upcoming ESG disclosure and due diligence requirements; treasury and financing risks; tax risks; reliability of internal controls, financial reporting and management process; global inflation. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2022. Reference is also made to section Risk management in the Philips semi-annual report 2023.

Israel

The risk factors discussed in Philips’ Annual Report 2022 (section 6.3) include the strategic risk that the company’s global operations are exposed to geopolitical and macroeconomic changes. The current situation in Israel further increases economic and political uncertainty and may affect the company’s results of operations, financial position and cash flows. Philips is present in Israel with several subsidiaries, mainly in Diagnosis & Treatment and Connected Care, that are primarily involved in manufacturing and research and development (R&D) activities. Please refer to our 2022 Country Activity and Tax Report (p. 37) for further information on our activities in Israel.

Respironics

Philips has recognized a provision related to the voluntary recall notification in the US/field safety notice outside the US for certain sleep and respiratory care products, based on Philips’ best estimate for the expected field actions. Future developments are subject to uncertainties, which require management to make estimates and assumptions. Actual outcomes in future periods may differ from these estimates and affect the company’s results of operations, financial position and cash flows. Furthermore, Philips is a defendant in several class-action lawsuits and individual personal injury claims, and is in the process of finalizing a consent decree with the FDA. Given the uncertain nature of the relevant events, and of their potential financial and operational impact and associated obligations, if any, the company has not made any legal provisions in the accounts for these matters, except for the following. In the first quarter of 2023, Philips Respironics recorded a provision in connection with an anticipated resolution of the economic loss class action pending in the US. The provision is subject to final court approval of the negotiated settlement agreement and is based on Philips’ best estimate for the expected settlement amounts, which is, in part, based on the expected number of claims ultimately filed pursuant the settlement once it is approved. Actual outcomes in future periods of the above matters may differ from these estimates and affect the company’s results of operations, financial positions and cash flows.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the
meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial
position, operating results and cash flows, management uses
certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS
financial measures do not have standardized meaning under
IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is
contained in this document. Further information on non-IFRS
measures can be found in the Annual Report 2022.

Presentation

All amounts are in millions of euros unless otherwise stated.
Due to rounding, amounts may not add up precisely to totals
provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the
Annual Report 2022. Prior-period amounts have been
reclassified to conform to the current-period presentation.

Philips has realigned the composition of its reporting segments effective from April 1, 2023. The most notable change is the shift of the previous Enterprise Diagnostic Informatics business from the Diagnosis & Treatment segment to the Connected
Care segment. This business, together with other informatics solutions in the Connected Care segment, now forms the
Enterprise Informatics business. Accordingly, the comparative figures for the affected segments have been restated. The
restatement has been published on the Philips Investor
Relations website and can be accessed here.

Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

*) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q4		January to December
	2022	2023	2022	2023
Sales	5,422	5,062	17,827	18,169
Cost of sales	(3,201)	(3,263)	(10,633)	(10,721)
Gross margin	2,221	1,798	7,194	7,448
Selling expenses	(1,283)	(1,220)	(4,621)	(4,524)
General and administrative expenses	(195)	(143)	(671)	(608)
Research and development expenses	(501)	(449)	(2,091)	(1,890)
Impairment of goodwill	(27)	(8)	(1,357)	(8)
Other business income	26	50	127	112
Other business expenses	(70)	(6)	(109)	(645)
Income from operations	171	24	(1,529)	(115)
Financial income	14	17	58	63
Financial expenses	(92)	(109)	(258)	(376)
Investment in associates, net of income taxes	(86)	(26)	(2)	(98)
Income before taxes	7	(94)	(1,731)	(526)
Income tax (expense) benefit	(120)	132	113	73
Income from continuing operations	(113)	38	(1,618)	(454)
Discontinued operations, net of income taxes	8	-	13	(10)
Net income	(105)	38	(1,605)	(463)

Attribution of net income
Net income attributable to shareholders1)	(106)	39	(1,608)	(466)
Net income attributable to non-controlling interests	-	(1)	3	2
Income from continuing operations attributable to shareholders1)	(113)	39	(1,622)	(456)

Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands)2):
- basic	922,202	910,823	920,951	917,440
- diluted	922,202	927,301	920,951	917,440
Income from continuing operations attributable to shareholders1) (in EUR)2)
- basic	(0.12)	0.04	(1.76)	(0.50)
- diluted	(0.12)	0.04	(1.76)	(0.50)
Net income attributable to shareholders1) (in EUR)2)
- basic	(0.11)	0.04	(1.75)	(0.51)
- diluted	(0.11)	0.04	(1.75)	(0.51)
1) Shareholders refers to shareholders of Koninklijke Philips N.V. 2) Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Amounts may not add up due to rounding.

Condensed statements of comprehensive income

In millions of EUR

	January to December
	2022	2023
Net income for the period	(1,605)	(463)

Pensions and other post employment plans:
Remeasurement, before tax	101	(26)
Income tax effect on remeasurements	(20)	3

Financial assets fair value through OCI:
Net current-period change, before tax	(32)	(20)
Income tax effect on net current-period change	1	3
Total of items that will not be reclassified to Income statement	49	(40)

Currency translation differences:
Net current-period change, before tax	748	(579)
Income tax effect on net current-period change	2	-
Reclassification adjustment for (gain) loss realized	-	(26)
Reclassification adjustment for (gain) loss realized, in discontinued operations

Cash flow hedges:
Net current-period change, before tax	(29)	29
Income tax effect on net current-period change	(10)	(2)
Reclassification adjustment for (gain) loss realized	63	(19)
Total of items that are or may be reclassified to Income Statement	774	(597)

Other comprehensive income for the period	823	(637)

Total comprehensive income for the period	(782)	(1,100)

Total comprehensive income (loss) attributable to:
Shareholders of Koninklijke Philips N.V.	(786)	(1,101)
Non-controlling interests	4	1

Amounts may not add up due to rounding.

Condensed consolidated balance sheets

in millions of EUR

	December 31, 2022	December 31, 2023
Non-current assets:
Property, plant and equipment	2,638	2,483
Goodwill	10,238	9,876
Intangible assets excluding goodwill	3,526	3,190
Non-current receivables	279	193
Investments in associates	537	381
Other non-current financial assets	660	619
Non-current derivative financial assets	4	3
Deferred tax assets	2,449	2,627
Other non-current assets	98	93
Total non-current assets	20,429	19,466

Current assets:
Inventories	4,049	3,491
Other current financial assets	11	3
Other current assets	490	500
Current derivative financial assets	123	45
Income tax receivable	222	220
Current receivables	4,115	3,733
Assets classified as held for sale	77	79
Cash and cash equivalents	1,172	1,869
Total current assets	10,259	9,940
Total assets	30,688	29,406

Equity:
Equity	13,249	12,028
Common shares	178	183
Capital in excess of par value	5,025	5,827
Reserves	1,488	879
Other	6,558	5,139
Non-controlling interests	34	33
Group equity	13,283	12,061

Non-current liabilities:
Long-term debt	7,270	7,035
Non-current derivative financial liabilities	4	3
Long-term provisions	1,097	1,035
Deferred tax liabilities	91	71
Non-current contract liabilities	515	469
Non-current tax liabilities	435	390
Other non-current liabilities	60	54
Total non-current liabilities	9,471	9,058

Current liabilities:
Short-term debt	931	654
Current derivative financial liabilities	207	40
Income tax payable	40	83
Accounts payable	1,968	1,917
Accrued liabilities	1,626	1,887
Current contract liabilities	1,696	1,809
Short-term provisions	1,018	1,463
Dividend payable		11
Liabilities directly associated with assets held for sale	-	9
Other current liabilities	448	414
Total current liabilities	7,934	8,287
Total liabilities and group equity	30,688	29,406

Amounts may not add up due to rounding.

Condensed consolidated statements of cash flows

in millions of EUR

	January to December
	2022	2023
Cash flows from operating activities:
Net income (loss)	(1,605)	(463)
Results of discontinued operations - net of income tax	(13)	10
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of assets	1,602	1,261
Impairment of goodwill	1,357	8
Share-based compensation	95	88
Net loss (gain) on sale of assets	(115)	(71)
Interest income	(25)	(46)
Interest expense on debt, borrowings and other liabilities	226	255
Investments in associates, net of income taxes	112	107
Income taxes	(113)	(71)
Decrease (increase) in working capital:	(862)	913
Decrease (increase) in receivables and other current assets	(342)	298
Decrease (increase) in inventories	(572)	257
Increase (decrease) in accounts payable, accrued and other current liabilities	52	358
Decrease (increase) in non-current receivables and other assets	1	(33)
Increase (decrease) in other liabilities	(84)	(38)
Increase (decrease) in provisions	(199)	422
Other items	(39)	129
Interest received	15	53
Interest paid	(205)	(250)
Dividends received from investments in associates	12	13
Income taxes paid	(333)	(152)
Net cash provided by (used for) operating activities	(173)	2,136
Cash flows from investing activities:
Net capital expenditures	(788)	(554)
Purchase of intangible assets	(105)	(96)
Expenditures on development assets	(257)	(203)
Capital expenditures on property, plant and equipment	(444)	(345)
Proceeds from sales of property, plant and equipment	18	90
Net proceeds from (cash used for) derivatives and current financial assets	(72)	(46)
Purchase of other non-current financial assets	(116)	(92)
Proceeds from other non-current financial assets	78	48
Purchase of businesses, net of cash acquired	(712)	(73)
Net proceeds from sale of interests in businesses, net of cash disposed of	124	80
Net cash provided by (used for) investing activities	(1,487)	(636)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	47	29
Principal payments on short-term portion of long-term debt	(1,472)	(754)
Proceeds from issuance of long-term debt	2,516	544
Re-issuance of treasury shares	12
Purchase of treasury shares	(187)	(662)
Dividend paid to shareholders1)	(412)	(2)
Dividend paid to shareholders of non-controlling interests	(6)	(3)
Net cash provided by (used for) financing activities	500	(848)

Net cash provided by (used for) continuing operations	(1,160)	652
Net cash provided by (used for) discontinued operations	(12)	123
Net cash provided by (used for) continuing and discontinued operations	(1,172)	776
Effect of changes in exchange rates on cash and cash equivalents	41	(79)
Cash and cash equivalents at the beginning of the period	2,303	1,172
Cash and cash equivalents at the end of the period	1,172	1,869
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items. Amounts may not add up due to rounding.

Condensed consolidated statements of change in equity

In millions of EUR

	Common shares	Capital in excess of par value	Fair value through OCI	Cash flow hedges	Currency translation differences	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Group equity
			reserves			other

Balance as of January 1, 2022	177	4,646	(344)	(25)	1,117	9,344	(476)	14,438	36	14,475
Total comprehensive income (loss)			(32)	23	749	(1,527)		(786)	4	(782)
Dividend distributed	3	326				(741)		(412)	(6)	(418)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(1)			1		-		-
Purchase of treasury shares						-	(24)	(24)		(24)
Re-issuance of treasury shares		(43)				(28)	77	7		7
Forward contracts						76	(140)	(64)		(64)
Share call options						5	(12)	(6)		(6)
Cancellation of treasury shares	(2)					(298)	299
Share-based compensation plans		95						95		95
Income tax share-based compensation plans		1						1		1
Balance as of December 31, 2022	178	5,025	(376)	(2)	1,866	6,832	(275)	13,249	34	13,283

Balance as of January 1, 2023	178	5,025	(376)	(2)	1,866	6,832	(275)	13,249	34	13,283
Total comprehensive income (loss)			(17)	8	(604)	(488)		(1,101)	1	(1,100)
Dividend distributed	8	741				(816)		(68)	(3)	(70)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			4			(4)		-		-
Purchase of treasury shares						-		-		-
Re-issuance of treasury shares		(29)				(24)	54	-		-
Forward contracts						465	(608)	(143)		(143)
Share call options
Cancellation of treasury shares	(3)					(563)	566
Share-based compensation plans		88						88		88
Income tax share-based compensation plans		2						2		2
Balance as of December 31, 2023	183	5,827	(390)	6	1,263	5,402	(262)	12,028	33	12,061

Amounts may not add up due to rounding.

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  EBITA
  Adjusted EBITA
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio, refer to Fourth-quarter highlights and Full-year highlights

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12.3, Reconciliation of non-IFRS information, of the Annual Report 2022 and to the Forward-looking statements and other important information.

Sales growth composition

in %

	Q4 2023				January to December
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2023 versus 2022
Diagnosis & Treatment	(2.1)%	0.0%	6.7%	4.6%	6.4%	0.2%	4.5%	11.1%
Connected Care	(16.6)%	0.6%	4.8%	(11.2)%	(2.5)%	0.3%	3.3%	1.1%
Personal Health	1.3%	0.0%	5.7%	7.0%	(0.7)%	0.0%	3.9%	3.2%
Philips Group	(6.6)%	0.3%	5.8%	(0.6)%	1.9%	0.2%	3.9%	6.0%

Adjusted income from continuing operations attributable to shareholders1)

in millions of EUR unless otherwise stated

	Q4		January to December
	2022	2023	2022	2023
Net income	(105)	38	(1,605)	(463)
Discontinued operations, net of income taxes	(8)	-	(13)	10
Income from continuing operations	(113)	38	(1,618)	(454)
Income from continuing operations attributable to non-controlling interests	-	1	(3)	(2)
Income from continuing operations attributable to shareholders	(113)	39	(1,622)	(456)
Adjustments for:
Amortization and impairment of acquired intangible assets	104	74	363	290
Impairment of goodwill	27	8	1,357	8
Restructuring and acquisition-related charges	117	49	202	381
Other items:	233	498	925	1,358
Respironics litigation provision				575
Respironics field-action connected to the anticipated consent decree2)	85	363	250	363
Respironics field-action running remediation costs	63	52	210	224
Quality remediation actions		100	59	175
Investment re-measurement loss				23
Portfolio realignment charges			109
R&D project impairments			134
Provision for a legal matter2)	60	31	60	31
Impairment of assets in S&RC			39
Gain on divestment of business		(35)		(35)
Remaining items	26	(12)	63	2
Net finance expenses	-	4	(4)	18
Tax impact of adjusted items and tax only adjusting items	(7)	(293)	(376)	(450)
Adjusted income from continuing operations attributable to shareholders1)	360	381	845	1,148
Earnings per common share:
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.12)	0.04	(1.76)	(0.50)
Adjusted income from continuing operations attributable to shareholders3) per common share (EUR) - diluted	0.39	0.41	0.92	1.25
1) Shareholders refers to shareholders of Koninklijke Philips N.V. 2) Including provisions charged to sales of EUR 174 million in Q4 2023 mainly in connection with the Respironics consent decree. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q4 2023
Net income	38
Discontinued operations, net of income taxes	-
Income tax expense	(132)
Investments in associates, net of income taxes	26
Financial expenses	109
Financial income	(17)
Income from operations	24	132	(332)	208	16
Amortization and impairment of acquired intangible assets	74	24	45	4	2
Impairment of goodwill	8	8
EBITA	106	163	(287)	211	18
Restructuring and acquisition-related charges	49	15	37	2	(4)
Other items:	498	81	453		(36)
Respironics field-action connected to the anticipated consent decree1)	363		363
Respironics field-action running remediation costs	52		52
Quality remediation actions	100	81	19
Provision for a legal matter1)	31		31
Gain on divestment of business	(35)				(35)
Remaining items	(12)		(11)		(1)
Adjusted EBITA	653	259	203	213	(23)
Depreciation, amortization and impairment of fixed assets and other intangible assets	253	50	82	30	92
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(11)	-	(10)		(1)
Adjusted EBITDA	896	309	275	243	69

January to December 2023
Net income	(463)
Discontinued operations, net of income taxes	10
Income tax benefit	(73)
Investments in associates, net of income taxes	98
Financial expenses	376
Financial income	(63)
Income from operations	(115)	720	(1,199)	552	(188)
Amortization and impairment of acquired intangible assets	290	89	178	14	9
Impairment of goodwill	8	8	-
EBITA	183	816	(1,020)	567	(179)
Restructuring and acquisition-related charges	381	118	115	9	140
Other items:	1,358	92	1,275	22	(32)
Respironics litigation provision	575		575
Respironics field-action connected to the anticipated consent decree1)	363		363
Respironics field-action running remediation costs	224		224
Quality remediation actions	175	81	94
Provision for a legal matter1)	31		31
Investment re-measurement loss	23			23
Gain on divestment of business	(35)				(35)
Remaining items	2	11	(12)	(1)	3
Adjusted EBITA	1,921	1,026	369	597	(71)
Depreciation, amortization and impairment of fixed assets and other intangible assets	971	217	267	101	385
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(47)	(4)	(14)		(30)
Adjusted EBITDA	2,845	1,239	623	698	284

Q4 2022
Net income	(105)
Discontinued operations, net of income taxes	(8)
Income tax benefit	120
Investments in associates, net of income taxes	86
Financial expenses	92
Financial income	(14)
Income from operations	171	186	(97)	173	(91)
Amortization and impairment of acquired intangible assets	104	46	51	4	3
Impairment of goodwill	27		27
EBITA	301	232	(19)	177	(88)
Restructuring and acquisition-related charges	117	18	49	10	39
Other items:	233	60	158	(6)	22
Respironics field-action provision	85		85
Respironics field-action running remediation costs	63		63
Provision for a legal matter	60	60
Remaining items	26	-	10	(6)	22
Adjusted EBITA	651	311	188	180	(28)
Depreciation, amortization and impairment of fixed assets and other intangible assets	277	62	71	28	116
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(37)	1	(13)	0	(24)
Adjusted EBITDA	891	373	245	208	64

January to December 2022
Net income	(1,605)
Discontinued operations, net of income taxes	(13)
Income tax benefit	(113)
Investments in associates, net of income taxes	2
Financial expenses	258
Financial income	(58)
Income from operations	(1,529)	538	(2,347)	515	(235)
Amortization and impairment of acquired intangible assets	363	115	226	15	8
Impairment of goodwill	1,357		1,357
EBITA	192	652	(764)	531	(227)
Restructuring and acquisition-related charges	202	3	125	11	62
Other items:	925	133	750	(4)	46
Respironics field-action provision	250		250
Respironics field-action running remediation costs	210		210
R&D project impairments	134	73	59	3
Portfolio realignment charges	109		109
Provision for a legal matter	60	60
Quality remediation actions	59		59
Impairment of assets in S&RC	39		39
Remaining items	63	-	24	(6)	46
Adjusted EBITA	1,318	788	111	538	(119)
Depreciation, amortization and impairment of fixed assets and other intangible assets	1,239	302	420	117	400
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(252)	(83)	(136)	(3)	(30)
Adjusted EBITDA	2,305	1,008	394	652	250
1) Including provisions charged to sales of EUR 174 million in Q4 2023 mainly in connection with the Respironics consent decree.

Composition of free cash flow

in millions of EUR

	Q4		January to December
	2022	2023	2022	2023
Net cash provided by operating activities	540	1,310	(173)	2,136
Net capital expenditures	(237)	(182)	(788)	(554)
Purchase of intangible assets	(26)	(20)	(105)	(96)
Expenditures on development assets	(57)	(50)	(257)	(203)
Capital expenditures on property, plant and equipment	(164)	(105)	(444)	(345)
Proceeds from disposals of property, plant and equipment	10	(7)	18	90
Free cash flow	303	1,128	(961)	1,582

Philips statistics

in millions of EUR unless otherwise stated

	2022				2023
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,918	4,177	4,310	5,422	4,167	4,470	4,471	5,062
Nominal sales growth	2%	(1)%	4%	10%	6%	7%	4%	(7)%
Comparable sales growth1)	(4)%	(7)%	(5)%	3%	6%	9%	11%	(1)%
Comparable order intake2)	5%	1%	(6)%	(8)%	0%	(8)%	(9)%	(3)%
Gross margin	1,511	1,731	1,730	2,221	1,755	1,961	1,933	1,798
as a % of sales	38.6%	41.4% 3 )	40.1%	41.0%	42.1%	43.9%	43.2%	35.5%
Selling expenses	(1,066)	(1,115)	(1,157)	(1,283)	(1,079)	(1,112)	(1,114)	(1,220)
as a % of sales	(27.2)%	(26.7)%	(26.8)%	(23.7)%	(25.9)%	(24.9)%	(24.9)%	(24.1)%
G&A expenses	(155)	(146)	(175)	(195)	(158)	(157)	(150)	(143)
as a % of sales	(4.0)%	(3.5)%	(4.1)%	(3.6)%	(3.8)%	(3.5)%	(3.4)%	(2.8)%
R&D expenses	(493)	(486)	(612)	(501)	(528)	(468)	(445)	(449)
as a % of sales	(12.6)%	(11.6)%	(14.2)%	(9.2)%	(12.7)%	(10.5)%	(10.0)%	(8.9)%
Income from operations	(181)	11	(1,529)	171	(583)	221	224	24
as a % of sales	(4.6)%	0.3%	(35.5)%	3.2%	(14.0)%	4.9%	5.0%	0.5%
Net income	(151)	(20)	(1,329)	(105)	(665)	74	90	38
Income from continuing operations attributable to shareholders4) per common share in EUR - diluted	(0.17)	(0.03)	(1.44)	(0.12)	(0.72)	0.08	0.10	0.04
Adjusted income from continuing operations attributable to shareholders4) per common share in EUR - diluted1)	0.15	0.14	0.24	0.39	0.21	0.28	0.33	0.41
EBITA1)	(107)	92	(94)	301	(510)	292	295 3 )	106
as a % of sales	(2.7)%	2.2%	(2.2)%	5.6%	(12.2)%	6.5%	6.6%	2.1%
Adjusted EBITA1)	243	216	209	651	358 3 )	453	457 3 )	653
as a % of sales	6.2%	5.2%	4.8%	12.0%	8.6%	10.1%	10.2%	12.9%
Adjusted EBITDA1)	488	461	466	891	575	681	693 3 )	896
as a % of sales	12.5% 3 )	11.0%	10.8%	16.4%	13.8%	15.2%	15.5%	17.7%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022. 3) Contain rounding difference. 4) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Philips statistics in millions of EUR unless otherwise stated

	2022				2023
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,918	8,095	12,405	17,827	4,167	8,636	13,107	18,169
Nominal sales growth	2%	0%	2%	4%	6%	7%	6%	2%
Comparable sales growth1)	(4)%	(5)%	(5)%	(3)%	6%	8%	9%	6%
Comparable order intake 2)	5%	3%	(1)%	(3)%	0%	(4)%	(6)%	(5)%
Gross margin	1,511	3,243	4,973	7,194	1,755	3,717	5,650	7,448
as a % of sales	38.6%	40.1%	40.1%	40.4%	42.1%	43.0%	43.1%	41.0%
Selling expenses	(1,066)	(2,181)	(3,338)	(4,621)	(1,079)	(2,191)	(3,304)	(4,524)
as a % of sales	(27.2)%	(26.9)%	(26.9)%	(25.9)%	(25.9)%	(25.4)%	(25.2)%	(24.9)%
G&A expenses	(155)	(301)	(476)	(671)	(158)	(315)	(465)	(608)
as a % of sales	(4.0)%	(3.7)%	(3.8)%	(3.8)%	(3.8)%	(3.6)%	(3.5)%	(3.3)%
R&D expenses	(493)	(979)	(1,590)	(2,091)	(528)	(996)	(1,441)	(1,890)
as a % of sales	(12.6)%	(12.1)%	(12.8)%	(11.7)%	(12.7)%	(11.5)%	(11.0)%	(10.4)%
Income from operations	(181)	(170)	(1,700)	(1,529)	(583)	(362)	(139)	(115)
as a % of sales	(4.6)%	(2.1)%	(13.7)%	(8.6)%	(14.0)%	(4.2)%	(1.1)%	(0.6)%
Net income	(151)	(171)	(1,500)	(1,605)	(665)	(591)	(501)	(463)
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	(0.17)	(0.19)	(1.64)	(1.76)	(0.72)	(0.64)	(0.54)	(0.50)
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.15	0.29	0.53	0.92	0.21	0.50	0.83	1.25
EBITA1)	(107)	(15)	(109)	192	(510)	(218) 4 )	77	183
as a % of sales	(2.7)%	(0.2)%	(0.9)%	1.1%	(12.2)%	(2.5)%	0.6%	1.0%
Adjusted EBITA1)	243	459	667	1,318	358 4 )	811 4 )	1,268	1,921
as a % of sales	6.2%	5.7%	5.4%	7.4%	8.6%	9.4%	9.7%	10.6%
Adjusted EBITDA1)	488	948	1,414	2,305	575	1,256	1,949	2,845
as a % of sales	12.5% 4 )	11.7%	11.4%	12.9%	13.8%	14.5%	14.9%	15.7%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	869,298	885,316	885,348	881,481	881,539	920,085	915,987	906,403
Shareholders' equity per common share in EUR	16.64	16.63	16.31	15.03	13.99	13.18	13.84	13.27
Net debt : group equity ratio1)	28:72	31:69	34:66	35:65	36:64	37:63	36:64	33:67
Total employees at end of period	78,548	78,831	79,097	77,233	73,712	71,519	70,741	69,656
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022. 4) Contain rounding difference.

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